SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIRANT CORPORATION
(Name of Subject Company (Issuer))
MIRANT CORPORATION
(Names of Filing Persons (Issuer and Offeror)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
60467R100
(CUSIP Number of Class of Securities)

S. Linn Williams
Executive Vice President & General Counsel
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338
(678) 579-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
John J. Kelley III
King & Spalding
1180 Peachtree Street
Atlanta, Georgia 30309
(404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$	$

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
     ☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
     ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
     ☐ third party tender offer subject to Rule 14d-1.
     ☒ issuer tender offer subject to Rule 13e-4.
     ☐ going private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
     On July 11, 2006, Mirant Corporation issued the following press release regarding its intention to commence a tender offer to purchase up to 43,000,000 shares of its common stock, par value $0.01 per share, at a price not greater than $29.00 nor less than $25.75 per share (the “Offer”). The Offer will be subject to the terms and conditions set forth in an Offer to Purchase and related Letter of Transmittal, copies of which will be filed with the Securities and Exchange Commission on Schedule TO upon commencement of the Offer. Further, in connection with the contemplated Offer, the Company hosted a conference call on July 11, 2006 at which the Company made available a presentation regarding the Offer. A transcript of this call and the related presentation are set forth below.

Mirant Announces Plan to Repurchase Common Stock and Sell Businesses and Assets	Page 1

Media contact:
   David Reno/Jonathan Gasthalter/Brooke Morganstein
   Citigate Sard Verbinnen
   212 687 8080
Investor Relations contacts:
   Mary Ann Arico, 678 579 7553
   maryann.arico@mirant.com
   Sarah Stashak, 678 579 6940
   sarah.stashak@mirant.com
Shareholder inquiries:
   678 579 7777

July 11, 2006
Mirant Announces Plan to Repurchase Common Stock
and Sell International Businesses
•	Immediate launch of a modified “Dutch Auction” tender offer for up to 43 million shares of Mirant common stock for an aggregate purchase price of up to $1.25 billion
•	Commencement of an auction process to sell Philippines business
•	Commencement of an auction process to sell Caribbean businesses
     ATLANTA — Mirant Corporation (NYSE: MIR) today announced a strategic plan to enhance shareholder value. The elements of Mirant’s plan are (1) the immediate launch of a modified “Dutch Auction” tender offer for up to 43 million shares of Mirant common stock, using available cash and cash to be distributed to Mirant upon completion of a term loan to be entered into by Mirant’s Philippines business, and (2) the commencement of auction processes to sell Mirant’s Philippines and Caribbean businesses. As Mirant generates cash through these sales, it plans to continue returning cash to its shareholders.
     Mirant Chairman and Chief Executive Officer Edward R. Muller said, “Our strategic plan reflects our continued commitment to enhance shareholder value, both through the return of cash to our shareholders and through our continuing U.S. business.”

Share Repurchases
     Mirant’s Board of Directors has authorized the repurchase of up to 43 million shares of Mirant common stock for an aggregate purchase price of up to $1.25 billion. The repurchase will be made through a modified “Dutch Auction” tender offer in which Mirant’s shareholders will be given the opportunity, subject to certain conditions, to sell all or a portion of their shares of Mirant common stock to Mirant at a price not less than $25.75 and not more than $29.00 per share. The tender offer will commence tomorrow and will be funded through a combination of cash on hand and cash distributed to Mirant upon completion of a term loan to be entered into by Mirant’s Philippines business.
Sales of International Businesses
     Mirant also is commencing auction processes to sell its Philippines and Caribbean businesses. Certain of the sales will be subject to regulatory and other approvals and consents. The planned sales will result in these businesses being reported as “discontinued operations” beginning in the third quarter of 2006. The sales are expected to close by mid-2007. As Mirant generates cash from these sales, it plans to continue returning cash to its shareholders while maximizing the value of its net operating loss carryforwards.
     Mirant’s financial advisor for the sale of the Philippines business will be Credit Suisse. JPMorgan will serve as financial advisor for the sale of the Caribbean businesses.
     Mirant has ownership interests in three generating facilities in the Philippines: Sual, Pagbilao and Ilijan. Its net ownership interest in these three generating facilities to be sold is 2,203 MW. The Philippines business contributed $370 million in adjusted EBITDA in 2005. In light of its decision to sell its Philippines business, Mirant has adjusted its plan to recapitalize the business. The recapitalization will now consist of a $700 million term loan for which Mirant has obtained a commitment from Credit Suisse. The term loan will be prepayable at par.
     Mirant’s net ownership interest in the Caribbean businesses comprises 1,050 MW. The ownership includes controlling interests in two vertically integrated utilities: an 80% interest in Jamaica Public Service Company Limited and a 55% interest in Grand Bahamas Power Company. Mirant also owns a 39% interest in the Power Generation Company of Trinidad and Tobago (PowerGen), and a 25.5% interest in Curacao Utilities Company. In 2005, the Caribbean businesses contributed $156 million in adjusted EBITDA.
Continuing Business
     The continuing business of Mirant will consist of its 14,161 MWs in the U.S. Mirant expects to generate sufficient cash from its continuing business to meet all of its capital requirements, including planned environmental capital expenditures.

Estimated Available Cash
     Proceeds for the tender offer will come from available cash on hand of $885 million and cash to be distributed to Mirant upon completion of the $700 million term loan to be entered into by Mirant’s Philippines business. The remainder of the term loan will be used to pay off existing debt in the Philippines.

Estimated Available Cash
(in millions)

Estimated consolidated cash & cash equivalents as of June 30, 2006	$1,765
Less restricted international cash	(403)
Less restricted cash at New York subsidiaries	(72)
Less restricted Mirant North America cash	(105)

Total available cash at Mirant Corporation	1,185
Less cash reserved for the Pepco settlement	(100)
Less reserved corporate cash	(200)

Total available cash for distribution as of June 30, 2006	885
Plus available cash to be distributed to Mirant Corporation upon completion of the Philippines term loan	376

Total estimated available cash for distribution	$1,261

Details of Tender Offer
     The modified “Dutch Auction” tender offer for shares of Mirant common stock will commence tomorrow and will expire on August 21, 2006, at 5:00 p.m., New York City time, unless extended by Mirant. Under the tender offer, Mirant’s shareholders will have the opportunity to tender all or a portion of their shares at a price not less than $25.75 and not more than $29.00 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Mirant will determine the single per share price within the specified range that will allow it to buy 43 million shares, or such lesser number of shares that are properly tendered. If shareholders properly tender more than 43 million shares at or below the determined price per share, Mirant will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis based upon the number of shares each shareholder tenders. All shares that have been tendered and not purchased will be promptly returned to the shareholder. Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period.
     The tender offer is not contingent upon any minimum number of shares being tendered. The offer is, however, subject to certain terms and conditions that will be specified in the offer to purchase to be distributed to shareholders, including obtaining the necessary financing for the offer through the term loan to be entered into by Mirant’s Philippines business. JPMorgan will serve as dealer manager for the tender offer. Innisfree M&A Incorporated will serve as information agent and Mellon Investor Services will act as depositary.
     Neither Mirant nor its Board of Directors, dealer manager, depositary or information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to Mirant.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Mirant’s common stock. The solicitation of offers to buy shares of Mirant common stock will be made only pursuant to the offer to purchase and related materials that Mirant will send to its shareholders shortly. Shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Shareholders will be able to obtain the offer to purchase and related materials at no charge at the SEC’s website at www.sec.gov or from our information agent, Innisfree M&A Incorporated. We urge shareholders to read those materials carefully when they become available prior to making any decisions with respect to the tender offer.
Contacts
Philippines Asset Sales:
Credit Suisse/Singapore
Jason Fisher, 65 6212 3811
jason.fisher@credit-suisse.com
Credit Suisse
Raymond Wood, 212 325 2845
raymond.wood@credit-suisse.com
Caribbean Asset Sales:
JPMorgan
Carlos Cerini, 212 622 8946
carlos.g.cerini@jpmorgan.com
Scott T. Deghetto, 212 622 6924

scott.t.deghetto@jpmorgan.com
Information Agent:
Innisfree M&A Incorporated
Shareholders Call Toll-Free: 877 750 5836
Banks and Brokers Call Collect: 212 750 5833

Conference Call and Webcast
     Mirant is hosting a conference call to discuss the matters described in the press release. The call will be held from 11:00 a.m. to noon Eastern Daylight Time today, July 11, 2006. To listen to the webcast and view the accompanying slide presentation, log on to Mirant’s website at www.mirant.com. Analysts are invited to participate in the call by dialing 866.850.2201 and referencing confirmation code 3755170. International callers should call 718.354.1362 and reference confirmation code 3755170. The call will be available for replay shortly after completion of the live event on the “Investor” section of the Mirant website or by dialing 866.239.0765 and referencing replay code 3755140.
     Mirant is a competitive energy company that produces and sells electricity in the United States, the Caribbean, and the Philippines. Mirant owns or leases approximately 17,300 megawatts of electric generating capacity globally. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit www.mirant.com.

Regulation G Reconciliations

Appendix Table 1
Adjusted Net Income & Adjusted EBITDA
Year-end December 31, 2005

(in millions)

	Businesses to be Sold
			Sub	United
	Philippines	Caribbean	Total	States	Total
Net income (loss) (1)	$112	$59	$171	$(1,478)	$(1,307)
Mark-to-market losses	—	—	—	17	17
Other impairment loss and restructuring	—	—	—	23	23
Loss (Gain) on sales of assets, net	(1)	—	(1)	19	18
Gain on sale of investments, net	—	—	—	(45)	(45)
Impairment losses on minority owned affiliates	23	—	23	—	23
Other, net	1	(5)	(4)	63	59
Reorganization items, net	—	—	—	72	72
Income from discontinued operations, net	—	—	—	7	7
Cumulative effect of a change in accounting principle	—	—	—	16	16

Adjusted net income (loss)	$135	$54	$189	$(1,306)	$(1,117)

Provision (benefit) for income taxes	131	6	137	(14)	123
Interest, net	25	53	78	1,402	1,480
Amortization of transition power agreements	—	—	—	(14)	(14)
Depreciation and amortization	79	43	122	185	307

Adjusted EBITDA	$370	$156	$526	$253	$779

Adjusted net income and adjusted EBITDA are non-GAAP financial measures. Management and some members of the investment community utilize adjusted net income and adjusted EBITDA to measure financial performance on an ongoing basis. These measures are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. In evaluating these adjusted measures, the reader should be aware that in the future Mirant may incur expenses similar to the adjustments set forth above.
(1) Net income and adjusted EBITDA for the businesses to be sold excludes corporate overhead expenses historically allocated to these businesses. These amounts were $14 million for the Philippines business, and $13 million for the Caribbean businesses.
Cautionary Language Regarding Forward Looking Statements
     Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, our subsidiary’s ability to close the term loan facility and our ability to cause our subsidiaries to distribute cash to us to use in the tender offer; our ability to sell our businesses on terms that we are willing to accept; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; changes in state, federal and other regulations (including rate regulations); changes in, or changes in the application of, environmental and other laws and regulations to which Mirant and its subsidiaries and affiliates are or could become subject; the failure of Mirant’s assets to perform as expected; changes in market conditions, including developments in energy and commodity supply, demand, volume and pricing or the extent and timing of the entry of additional competition in the markets of Mirant’s subsidiaries and affiliates; increased margin requirements, market volatility or other market conditions that could increase Mirant’s obligations to post collateral beyond amounts which are expected; Mirant’s inability to access effectively the over-the-counter and exchange-based commodity markets or changes in commodity market liquidity or other commodity market conditions, which may affect Mirant’s ability to engage in asset management and proprietary trading activities as expected; Mirant’s inability to enter into intermediate and long-term contracts to sell power and procure fuel, including its transportation, on terms and prices acceptable to Mirant; weather and other natural phenomena, including hurricanes and earthquakes; war, terrorist activities or the occurrence of a catastrophic loss; environmental regulations that restrict Mirant’s ability to operate its business; deterioration in the financial condition of Mirant’s customers or counterparties and the resulting failure to pay amounts owed to Mirant or to perform obligations or services due to Mirant; the disposition of the pending litigation described in Mirant’s Form 10-K for the year ended December 31, 2005, and Form 10-Q for the quarter ended March 31, 2006, filed with the Securities and Exchange Commission; political factors that affect Mirant’s international operations, such as political instability, local security concerns, tax increases, expropriation of property, cancellation of contract rights and environmental regulations; the inability of Mirant’s operating subsidiaries to generate sufficient cash flow and Mirant’s inability to access that cash flow to enable Mirant to make debt service and other payments; the resolution of claims and obligations that were not resolved during Mirant’s Chapter 11 proceedings that may have a material adverse effect on Mirant’s results of operations and other factors discussed in Mirant’s Form 10-K for the year ended December 31, 2005, and its Form 10-Q for the quarter ended March 31, 2006.

# # #

Final Transcript

Thomson StreetEventsSM

Conference Call Transcript
MIR — Mirant Announces Plan to Repurchase Common Stock and Sell International Businesses Conference Call
Event Date/Time: Jul. 11. 2006 / 11:00AM ET

CORPORATE PARTICIPANTS
Mary Ann Arico
Mirant Corporation — Director IR
Ed Muller
Mirant Corporation — Chairman, CEO
Jim Iaco
Mirant Corporation — EVP, CFO
Bill Holden
Mirant Corporation — SVP, Treasurer
Paul Gillespie
Mirant Corportion — SVP TAX
Bob Edgell
Mirant Corporation — EVP Region Head
William von Blasingame
Mirant Corporation — SVP, GM Caribbean
CONFERENCE CALL PARTICIPANTS
Terran Miller
UBS — Analyst
Michael Lipski
Deutsche Bank — Analyst
Zack Schreiber
Duquesne — Analyst
Elizabeth Parella
Merrill Lynch — Analyst
Devin Gagian
Zimmer Lucas — Analyst
Ryan Watson
Stanfield Capital — Analyst
Douglas Clifford
Omega — Analyst
Brian Chin
Citigroup — Analyst
Mitchell Spiegel
Credit Suisse — Analyst
Brian Russo
Broadwall Capital — Analyst
Ajay Mirchandani
JPMorgan — Analyst
Clark Orsky
KDP Investment Advisors — Analyst
David Silverstein
Merrill Lynch — Analyst
Nancy Doyle
MetLife — Analyst
John King
AIG — Analyst

Al Mushanti
JPMorgan — Analyst
Vladimir Jelisavcic
Longacre — Analyst
PRESENTATION

Operator
Good day, everyone, and welcome to Mirant Corporation conference call. Today’s call is being recorded. For opening remarks and introduction I would like to turn the call over to Ms. Mary Ann Arico, Director of Investor Relations. Please go ahead.

Mary Ann Arico - Mirant Corporation — Director IR
Good morning, and thank you for joining us today on short notice. If you do not already have a copy of the press release, it is available on our website at www.Mirant.com. The slide presentation is also available on our website. A replay of the call will be available approximately two hours after we finish. Speaking today will be Ed Muller, Mirant Chairman and Chief Executive Officer; Jim Iaco, Executive Vice President and Chief Financial Officer. Also in the room available to answer questions are Bob Edgell, Executive VP and U.S. region head; William von Blasingame, Executive VP and general manager Caribbean; Bill Holden, Senior VP and Treasurer; Paul Gillespie, our Senior VP of tax; and [Cameron Brady], Senior VP of U.S. business.
This morning Ed will provide an overview of the strategic plan and Jim will go through the financial aspects and give some color around the NOL. First, before we start the presentation moving to slide one, the Safe Harbor during the call. We will make forward-looking statements which are subject to risk and uncertainties. Factors that could cause actual results to differ materially from management projections, forecasts, estimates and expectations are discussed in the Company’s SEC filings. I encourage you to read them.
Our slide presentation and discussion on this call may include certain non-GAAP financial measures. For such measures reconciliation to the most directly comparable GAAP measure is available on our website or at the end of our slide presentation. I will now turn it over to Ed Muller, our CEO, for opening remarks.

Ed Muller - Mirant Corporation — Chairman, CEO
Thanks, Mary Ann, and good morning everyone. I think the press release covers quite well what we are doing, but let me just using these slides hit the highlights, and then we will of course be pleased to take any and all of your questions. I am on slide number three. And as we announced this morning, we are launching a modified Dutch auction tender offer for up to 43 million of our shares for up to $1.25 billion. This will be funded from available cash of $885 million, and additional cash of $376 million which will be distributed to Mirant when we complete a $700 million term loan for our Philippines business.
We are also launching immediately an auction process to sell our international businesses. That is in two segments, the Philippines and the Caribbean. And we would expect to have that completed by mid 2007. But we will certainly, there are reasonable prospects to expect that we will be able to get that done sooner. The continuing business after those divestitures will be comprised of the 14,161 megawatts that we have in the United States.
Turning to slide number four, the Dutch auction is for up to 43 million shares at a price between $25.75 and not more than $29 a share. It will commence tomorrow, and will expire on August 21, 2006 at 5:00 PM unless we choose to otherwise extend it. And JPMorgan will be the dealer manager for this. Jim, why don’t you take slides 5 and 6, the cash?

Jim Iaco - Mirant Corporation — EVP, CFO

Very good. Thanks. Good morning. Before I go through slide five let me first state that we sized the amount of the repurchase based upon the amount of available cash on hand, giving proper consideration to our future CapEx and expected future cash flow from operations. Our future cash flow from operations is expected to exceed our environmental and maintenance capital expenditures as well as discretionary growth capital expenditures. Going through this, the table on slide five, we start with estimated consolidated cash and cash equivalents as of June 30, 2006 as $1,765,000,000. From that you would take out restricted international cash of $403 million. Restricted cash at our New York subsidiaries, as most of you probably know, those entities are still in bankruptcy, so obviously that cash is not available to the parent Mirant Corp. Also restricted Mirant North America cash of $105 million is subtracted from that amount. So you come to total available cash at Mirant Corp. of $1,185,000,000. From that we subtract cash reserved for the Pepco settlement. We have previously announced the settlement with Pepco, and this is an estimate of the amount of cash that will be required for that settlement once approved by the court. Then we subtract reserve corporate cash. This is an amount of cash that we believe is prudent for Mirant Corporation to maintain to handle working capital means and unforeseen circumstances that may come up in the future. So that leaves available cash for distribution as of June 30, 2006 of $885 million. To that we add, as Ed previously mentioned, cash that will be made available to Mirant Corp. upon the completion of the Philippines term loan, and that gives us available cash for distribution of approximately $1.261 billion.
If you return to slide six I will go through the breakdown of the Philippines bank financing. As we stated in our press release, in light of our decision to sell the Philippines business we have adjusted our plan to recapitalize the business to now consist of a six-year amortizing $700 million term loan. We start with the proceeds, the gross proceeds of that term loan of $700 million. From that we would subtract the repayment of existing debt at the Philippines. That is $409 million. Transaction costs of $30 million and withholding taxes estimated to be paid upon the distribution of cash to Mirant Corp. That amount is $64 million.
To those amounts we would add a reduction in debt service reserves of $37 million. This is a net difference in the reserves that exist today versus the debt service reserves that would need to exist under the new financing. The release of a debt payment account of $38 million, which exists under the existing debt, and finally the release of some trapped or I would call it blocked Sual cash. This is cash that is blocked under the existing debt. That amount is $104 million. So that would give us cash, net cash available to distribute to Mirant Corp upon completion of this loan of $376 million. With that I will turn it back to Ed.

Ed Muller - Mirant Corporation — Chairman, CEO
Thanks, Jim. Turning to slide 7 you can see by the maps where the businesses are that we are selling. I will go through them in a little more detail in succeeding slides, but starting on the left you can see that we have businesses in four Caribbean countries, Grand Bahamas, Jamaica, Trinidad and Curacao. And then we have substantial plants in the Philippines on the island of Luzon and the megawatts are shown there, just over 1000 in the Caribbean and over 2200 in the Philippines.
Turning to slide 8, we will be and are commencing a process to seek a buyer for the Philippines business through an auction. The ownership is in three facilities, two major ones are Sual and Pagbilao. These are, for those who follow the Company, excellent assets, under BOT agreements, energy conversion agreements where we take no fuel risk. The businesses have performed extremely, assets have performed extremely well; in 2005 they contributed $370 million of adjusted EBITDA and as Jim indicated, we adjusted our recapitalization plan so that we would not put in place any sort of debt that would interfere with how a buyer might best structure its financing for an acquisition. Credit Suisse is handling this transaction for us as the financial adviser.
For the Caribbean business we are likewise commencing an auction process. I had mentioned we have about 1000 megawatts there, and part of that is in two vertically integrated utilities that we control. One is our 80% interest in Jamaica Public Service, which has over half one million customers and over 8700 miles of transmission and distribution lines. And our 55% interest in Grand Bahama Power Company which has 19,000 customers. In addition, we have controlling interest in the Power Generation Co. of Trinidad and Tobago. This is just a generation business and likewise approximately quarter interest in similar business in Curacao. In 2005 these businesses performed well and contributed 156 million of our adjusted EBITDA and this transaction will be handled for us by JPMorgan.
On page 10 you can see the map showing where our U.S. businesses are. These are the businesses that in the first quarter of 2006 contributed $192 million of the $340 million of adjusted EBITDA that we reported. And then turning to slide 11, we will starting in the third quarter in accordance with the accounting rules, treat our international businesses both in the Philippines and in the Caribbean as discontinued operations, and they will be classified on the balance sheet as assets held for sale. These businesses in 2005 contributed $526 million of adjusted EBITDA. In the first quarter of ‘06 they contributed $148 million of the $340 million of adjusted EBITDA that we reported. We expect on August ninth when we announce earnings for the second quarter to update our adjusted EBITDA guidance. But I would note that going back to the guidance that we gave on May 10, the adjusted EBITDA contributions of the businesses that we are now starting a sales process on represented approximately 45% of the midpoint of our guidance for ‘06 and about 40% of the mid point for ‘07.
As I indicated earlier we expect these sales to be completed by mid ‘07. They will in a number of instances we see realistic prospects for doing, completing them sooner. And the sales are as you would expect, subject to various regulatory approvals and consents, none of which we would consider to be particularly significant. With that, I’m going to ask Jim Iaco to turn starting on slide 11, to discuss our NOL’s. These are significant numbers and therefore significant assets of the Company which we spend a fair amount of time trying to think through and make sure that we achieve maximum value for them.

Jim Iaco - Mirant Corporation — EVP, CFO
Thank you. This slide is very similar to what I presented at our analysts meeting in New York in March. I’ll walk through it again and I’ll give you a little bit more flavor on NOL’s and in the Q&A if anybody so desires to delve deeper into this area, if I can’t answer the question I have Paul Gillespie with me who heads up the senior VP of tax here at Mirant who understands this area much better than I can ever hope to.
As reported in December, at the end of December of 2004 we had approximately $2.8 billion of federal tax loss carryforwards. In 2005 we recognized an additional NOL of $2.3 billion which gave our NOL’s pre utilization at the end of ‘05 of $5.1 billion. In late 2005, in fact I think it was in December or latter part of December, we implemented a plan which resulted in the inclusion of unremitted foreign earnings in U.S. taxable income, which reduced the available NOL’s by $1.4 billion. By doing so our tax basis in the stock of certain foreign subsidiaries increased, which allows distributions from our foreign operations to be made in a more tax efficient manner and will provide other benefits. This again reduced our NOL from the $5.1 billion down to $3.7 billion at the end of December of 2005.
The utilizations of those NOL’s at 12-31-05 will be impacted by whether we elect NOL treatment under IRS code section (l) (5) or (l) (6). That election will be made when we file our 2006 tax return which is estimated to occur around September 15, 2007.
You will notice there in the two boxes there is a $1.1 billion difference between the NOL under (l)(5) and the NOL under (l)(6). This relates to certain interest expense accrued during the three years prior to emergence that was settled in stock of the Company. Now the basic differences between (l)(5) and (l)(6), under (l)(5) we have unlimited use as long as there is no change of ownership within two years of emergence. Generally speaking a change of ownership occurs when there is a 50 percentage point change of 5% shareholders. Under (l)(6) the annual use is limited, and the limitation is currently estimated to be approximately around $300 million per year. And again, as I said, we will make this election when we file our tax for 2006 sometime around September 15 of 2007.
Turning to slide 13 just briefly, the (l)(5) option is lost if we have an ownership change between now and January 3 of 2008. That means if we do have a change of ownership we would automatically lose (l)(5). We would have to revert to (l)(6). However, if there is an ownership change between after we elect (l) (5) on September 15, 2007, between that date and January 3, 2008, roughly a 2.5 month period, I didn’t do my math right, 3.5 month period, both the NOL would be lost. In other words, your election under (l)(5) and (l)(6) would be entirely lost after we make an election to (l)(5).
And finally, the last point I’d like to make is share repurchases are counted in determining ownership change, as I indicated earlier. It is basically a 50% change of 5% owners. For example, if Mirant bought back 25% of its shares, its existing owners would be deemed to have increased their ownership in the Company by 25 percentage points. So you would be 25 percentage points toward that 50 percentage point (indiscernible). I will now turn it back to Ed who will wrap up.

Ed Muller - Mirant Corporation — Chairman, CEO
Thanks, Jim. So in summary, we are commencing tomorrow morning our Dutch auction for up to 43 million shares at a price range of $25.75 to $29.00 for an aggregate purchase price of up to $1.25 billion. We are commencing the sales process for all of our international businesses. We will — we plan, as we sell those assets to continue returning cash to our shareholders. We will be doing so taking careful note given timing and other circumstances of how we maximize the value of our NOL’s. And then we will continue forward maximizing the value and operations of our continuing business of 14,000 megawatts of generating capacity in the United States. So I think we are now ready to —

Mary Ann Arico - Mirant Corporation — Director IR

Elaine, we would like to turn it over to you for the Q&A.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Terran Miller, UBS.

Terran Miller - UBS — Analyst
I was wondering if you could amplify a little bit on what you plan to do with the proceeds from the asset sales, balancing that against funding the environmental CapEx in any future greenfield or brownfield developments.

Ed Muller - Mirant Corporation — Chairman, CEO
We have taken into account — we know with a fair degree of certainty what the CapEx for the environmental program, particularly in the mid-Atlantic, the Maryland plants will be and the timing. We’ve taken that into account and do not expect to need the proceeds from these sales to fund that. The business itself in the U.S. should generate the cash for that. And then as to brownfield, greenfield, we are focused primarily on repowering in brownfield at our existing sites in the United States, and we’ve taken that into account as well. I think it is realistic to understand that the longer-term prospects for doing that are good when you look at the supply and demand curves in the markets following reserve margins and need. But given the current political climate and views on new coal, even clean coal which is what we would contemplate doing, which applies as well to nuclear, though that is not an area where we are engaged, that the timeline for doing those I think is somewhat gradual. Now that may change not so much from what we do, but because as it becomes more and more evident in the marketplace including among political world, that the needs are great and the time, for example to build coal units, is sufficiently long that it will be hard to meet the needs soon enough let alone how long it takes to build a nuclear plant, that could accelerate. But I think right we are on a fairly gradual path toward moving forward on repowering in brownfield because of the political and regulatory environment.

Terran Miller - UBS — Analyst
Are there any restrictions in your term loan B documentation and/or the new North America deal that will require any debt paydown?

Ed Muller - Mirant Corporation — Chairman, CEO
Bill Holden, why don’t you take that?

Bill Holden - Mirant Corporation — SVP, Treasurer
Now that the international businesses are outside of the credit for the Mirant North America financing, so there are no restrictions that would apply.

Terran Miller - UBS — Analyst
Thank you very much.

Operator
Michael Lipski, Deutsche Bank.

Michael Lipski - Deutsche Bank — Analyst
Thank you for taking the time out to have the call this morning. I have a quick question. Slide six shows the net proceeds available to Mirant Corp. from the refinancing of the existing debt at the Philippines. If I look at cash balances in the international businesses as of 3-31-06, it was $664 million. A subset of that of $444 million is, I believe, cash that is trapped in subsidiaries, and this is all per your 10-Q. So my question is isn’t the cash that is available from the Philippines greater than just the $376 of net proceeds from the refinancing? Isn’t there $400 plus million of cash that had previously been trapped by the old Mirant Philippines debt, isn’t that additional cash that is liberated that will be sent upstairs?

Bill Holden - Mirant Corporation — SVP, Treasurer
Michael, what we are assuming if you look in the cash balance on the previous page of $1,765,000,000, that is consolidated cash and cash equivalents includes all of the cash at the international businesses including the Philippines. And so there is roughly $300 million at the international businesses, in addition to the $376 that is available today that we would plan to distribute up to Mirant Corp. and they would be used for the share repurchase.

Michael Lipski - Deutsche Bank — Analyst
So on slide five where it says “less restricted international cash of $403” the $300 million that would be available to corporate is a subset of that?

Bill Holden - Mirant Corporation — SVP, Treasurer
It is a subset of the 1765 that is not restricted. So think about it as being more like $700 million total in the international businesses, $300 is being distributed up, $403 million is restricted and then when we complete the Philippines bank financing, some of that restricted cash would also become available.

Michael Lipski - Deutsche Bank — Analyst
That is very helpful. I appreciate the clarification, and I have no further questions.

Operator
Zack Schreiber from Duquesne.

Zack Schreiber - Duquesne — Analyst
Thanks for the time today. Just a question on the NOL (l)(5) versus (l)(6), a question for you as to basing your assessments today what kind of value differential do you calculate yourself (l)(5) versus (l)(6) on an MPV basis? And does it make sense to lock in (l)(6) today, not worry about any of these issues with (l)(5) in that 3.5 month window between September 15, ‘07 and early January ‘08 and have greater financial flexibility to buy back stock separately and relatedly? Where do special dividends come in, and is that an alternative that allows you to keep open the (l)(5) option and still return incremental cash beyond what was announced today to shareholders. And relatedly just your statement that incremental cash will be returned to shareholders beyond this, just what are your thoughts on that and what kind of expectations should we have? Thank you so much.

Ed Muller - Mirant Corporation — Chairman, CEO
Let me try, and Jim and Paul if I mess up help me. First of all, with regard to (l)(5) and (l)(6), given the size of the stock repurchase that we are doing through the Dutch auction, which at 43 million shares would be about 14% of the outstanding, we don’t have to cross that bridge yet. And so we are able to retain flexibility.

Second, your question about whether dividends would have any impact on the calculating the change of control question under (l)(5) is they would not.
Third, how we would return cash in the future will depend on circumstances at the time. There’s a range of possibilities. It is obvious what we will do will depend. And then the value back to your first question of (l)(5) versus (l)(6) on an MPV basis, except for one factor, we would see it largely as a push. That one factor is this. Just maintaining all flexibility and all options if at some point there were to be a buyer for the entire company, the buyer would, depending on its circumstances but very likely want to make the 338 H10 election and were they making that wishing to make that election, they would, that is such a buyer if we were in those circumstances, would strongly prefer and see value in our having elected (l)(5) rather than (l)(6).

Zack Schreiber - Duquesne — Analyst
Got it. Makes a lot of sense. Thank you so much.

Operator
Elizabeth Parella, Merrill Lynch.

Elizabeth Parella - Merrill Lynch — Analyst
If I could ask questions in two areas. First, just to clarify on the Philippines pro forma for doing this term loan would the amount of debt on the Philippines businesses just be the 700 million pro forma June 30th?

Ed Muller - Mirant Corporation — Chairman, CEO
Yes, that’s correct.

Elizabeth Parella - Merrill Lynch — Analyst
And can you update for us the June 30th debt balance at the Caribbean businesses?

Bill Holden - Mirant Corporation — SVP, Treasurer
It is in the range of $600 million.

Elizabeth Parella - Merrill Lynch — Analyst
Okay, and my other question is, you haven’t said much today on the domestic assets. Clearly a plan is to sell the Philippines and the Caribbean yet when you look at your own regional slide here there clearly are a few one-off assets as well as several other regional concentrations. Just wondering if there is anything new in your thought process on those or if those are still under evaluation? Or just how you’re thinking about the remaining domestic portfolio?

Ed Muller - Mirant Corporation — Chairman, CEO
Elizabeth, this is Ed Muller. We continue to evaluate each of our assets in the U.S. to see what makes the most sense.

Elizabeth Parella - Merrill Lynch — Analyst
Okay. Thank you.

Operator
Devin Gagian, ZLP.

Devin Gagian - Zimmer Lucas — Analyst
Devin Gagian for Zimmer Lucas Partners. Thanks for the time this morning. Just had two quick questions. One was just given that you’re now announcing the sales, any way you can give us a sense for the tax basis in the international assets?

Ed Muller - Mirant Corporation — Chairman, CEO
Paul Gillespie, why don’t you address that?

Paul Gillespie - Mirant Corportion — SVP TAX
Well, we need to distinguish firstly between the tax basis in the assets themselves and the tax basis in the shares of the entities that hold the assets. It is likely that we will sell the shares of the entities that hold the assets. The tax basis in those shares was stepped up to their fair market value immediately before emergence. Now what you’re obviously looking for is whether there will be gain or loss. There may be some gain associated with it, it will depend on the price that we receive.

Devin Gagian - Zimmer Lucas — Analyst
Fair enough. So you think that you guys need to post a $1.4 billion brought down that took the assets tax basis to whatever you guys think fair market value is, which I guess we should assume is what you think you’ll get out of the sale process?

Ed Muller - Mirant Corporation — Chairman, CEO
You shouldn’t assume that, but having done the write up we don’t see significant taxes, no. I would love to have the big problem of having to deal with significant tax gain here. But we think we are very close to being in the ballpark.

Devin Gagian - Zimmer Lucas — Analyst
Make sense. My second question is a quick one. Just on the (l)(5) versus (l)(6) election, given that you have the limitation under one and not in the other in terms of the annual usage, does it make more sense to go with an election where you are not limited annually, and just to go ahead and lock in the benefit of that cash flow if power prices do, for some reason, drop?

Paul Gillespie - Mirant Corportion — SVP TAX
Well firstly it is important to understand that we can’t lock anything in one way or the other until September 15 of ‘07. In terms of the relative values we are trying to keep our options open for as long as we can but we certainly see that there is some additional flexibility associated with (l)(5).

Devin Gagian - Zimmer Lucas — Analyst
Okay. Thank you very much.

Operator

Ryan Watson, Stanfield Capital.

Ryan Watson - Stanfield Capital — Analyst
Just a clarification on the Caribbean assets. In your 10-K if I look at the long-term debt it adds up to 462. So is the delta then between the 462 and the 600 all new issuance since ‘05, since the end of ‘05 or short-term debt? For the Caribbean?

Bill Holden - Mirant Corporation — SVP, Treasurer
There has been some new issuance that has increased the debt balance in Trinidad, for example, by a small amount. But I’m also including in that total number there is some PPAs that are treated as capital leases, that would be a couple hundred million — approximately a couple hundred million — that are within the 600 million.

Ryan Watson - Stanfield Capital — Analyst
Okay. And then just a brief follow-up on page 6, the release of blocked Sual cash, the 104, is that part — is that a subset of the 403 on page 5?

Bill Holden - Mirant Corporation — SVP, Treasurer
Yes.

Ryan Watson - Stanfield Capital — Analyst
Okay, thanks.

Operator
[Douglas Clifford], Omega.

Douglas Clifford - Omega — Analyst
I had three questions, but they are pretty short and straightforward. First just goes to valuation of the Dutch tender. Is it fair for your shareholders to conclude that the range you’ve got on the Dutch tender is a discount to where management thinks the intrinsic value of Mirant is, essentially that your stock is worth more than $29?

Ed Muller - Mirant Corporation — Chairman, CEO
Yes, that is fair.

Douglas Clifford - Omega — Analyst
Good. And then the second goes to just the potential sale values; as you know, we believe here that the international businesses are probably worth somewhere in the range of $4.5 billion in aggregate, backing out what appears to be the debt on them, the pro forma debt leave the proceeds of the sale in our minds of about $3.3 billion or so. The second question is are those numbers in the realm of possibility, and I guess even if you don’t want to answer that portion of the question looking at the intrinsic value of your stock if a year from now or a year and a day from now, you had $3.3 billion of proceeds. And if your stock were trading somewhere in the close to the range that it is now or in the low 30s or something, should your shareholders expect that you would look more favorably next August on another share buyback rather than the special dividend? And if I understood your NOL calculation, the Company a year from now could look forward to repurchasing somewhere around up to 130 million shares without triggering a change of control then. Are those numbers correct?

Ed Muller - Mirant Corporation — Chairman, CEO
I’m going to let Paul Gillespie answer the last question. On the values as you would expect we are conducting an auction because we think it is the process by which we will obtain the highest price. And I don’t think it contributes to that process for us to opine on any numbers. And as to the methodology we would use, as we generate cash, hopefully sooner than the middle of ‘07, we will assess how best given all circumstances, including the NOL, to go about returning cash. Now that said, I will turn to Paul on thinking through the change of control issues that affect (l)(5).

Paul Gillespie - Mirant Corportion — SVP TAX
Well I would simply say that the computation of the change of control is neither simple nor easy. It is not a straightforward computation just based on share buybacks. It is possible that we could have 5% shareholders, new 5% shareholders as a result of people buying our shares in the interim. Thus to say that we could buy back 130 million shares at this point would be very difficult to pin down. We could find ourselves at a lower number simply because of the events that would occur between now and this time next year.

Douglas Clifford - Omega — Analyst
But if come August 22, 2007 these 43 million shares in this Dutch auction would no longer count on the change of —

Paul Gillespie - Mirant Corportion — SVP TAX
No. That is incorrect. There is a two-year testing period that starts on the date of emergence. We would look back to any changes that took place from January third of ‘06 up until the date that we did another buyback where we to do one.

Douglas Clifford - Omega — Analyst
Okay, so you would not be able in the aggregate over the entire two-year period to purchase certainly no more — certainly not 50% of your stock?

Paul Gillespie - Mirant Corportion — SVP TAX
It would be less than prudent to try and push it all the way up to 50 percentage points given that there are possibilities in the marketplace which could kick us over, over which we have no control.

Douglas Clifford - Omega — Analyst
Okay. Thank you.

Operator
Brian Chin, Citigroup.

Brian Chin - Citigroup — Analyst
Going back to the international asset sale, is there an assumed tax rate that you guys internally generally consider reasonable for the proceeds?

Ed Muller - Mirant Corporation — Chairman, CEO

I’ll let Paul finish off if I get this wrong, Brian, but if you assume having steps up before emergence the tax basis, if we sell them at the tax basis we would not have any tax issue at all. If we go above that we would, depending on the range of the numbers, be utilizing our NOL.

Brian Chin - Citigroup — Analyst
Right I understand that but what I’m wondering is the rate, the tax rate on which you apply that in order to calculate what piece of the NOL would be applied to the asset sale.

Ed Muller - Mirant Corporation — Chairman, CEO
Paul, do you want to —?

Paul Gillespie - Mirant Corportion — SVP TAX
If I understand you correctly what would be the assumed rate on the gain if we had no NOL.

Brian Chin - Citigroup — Analyst
Exactly.

Paul Gillespie - Mirant Corportion — SVP TAX
That would be in the range of 40%. That would be a 35% federal rate plus a state rate on top of that.

Brian Chin - Citigroup — Analyst
Right. Thank you very much.

Operator
Mitchell Spiegel, Credit Suisse.

Mitchell Spiegel - Credit Suisse — Analyst
Just two questions. First, I don’t think I heard you comment as to what the international assets were (indiscernible) up to other than you wrote them up to what you thought fair market value was.

Paul Gillespie - Mirant Corportion — SVP TAX
We wrote up the basis in the stock of certain of the entities that hold our international assets to their fair market value on December 31, 2005.

Mitchell Spiegel - Credit Suisse — Analyst
And that fair market value number was?

Paul Gillespie - Mirant Corportion — SVP TAX

The fair market value number is not something we have in front of us right now, but as we pointed out earlier, the gain that we absorbed on that was $1.4 billion in total.

Mitchell Spiegel - Credit Suisse — Analyst
Right, okay. And then going back to your ability to repurchase shares.

Ed Muller - Mirant Corporation — Chairman, CEO
Could you start that over? There was a horn or something that blocked us out from hearing you.

Mitchell Spiegel - Credit Suisse — Analyst
Sure, no problem. What number of shares incrementally after the 43 million shares you repurchase today, do you feel provides you an adequate cushion to preserve all your options with regard to your (l)(5) elections? Is it an incremental 100 million? When you calculate it and as you said it is very complex, I mean how do warrants figure into it? Can you just give us like a range of or a zone that you feel comfortable with?

Paul Gillespie - Mirant Corporation — SVP TAX
I can’t give you a range or a zone. I will tell you this is something we will be monitoring on a monthly basis. It will depend in part on whether or not we have additional 5% shareholders during the course of the next year and a half. It will also depend on whether or not people exercise the warrants. Right now the warrants or the shares represented by the warrants are not part of the denominator that we used to determine the percentage ownership of people in the Company. If those warrants are exercised then they do become part of the denominator. So once again, I don’t mean to avoid the question, but it is really something of a moving target depending on what happens in the marketplace.

Mitchell Spiegel - Credit Suisse — Analyst
Okay, thank you.

Operator
Brian Russo, Broadwall Capital.

Brian Russo - Broadwall Capital — Analyst
Can you remind us what the ongoing maintenance capital expenditures is for the Mirant enterprise and the environmental capital expenditures primarily planned for the U.S. and can any of that maintenance CapEx be eliminated post the international asset sale divestitures?

Ed Muller - Mirant Corporation — Chairman, CEO
Bob Edgell, do you want to address the environmental?

Bob Edgell - Mirant Corporation — EVP Region Head
Sure. We are in the final stages of the negotiation for the environmental CapEx for our Maryland coal plants. And the targets that we have provided before in our filings with the 10-K are still very good. We will conclude the negotiations by year end, but I would say that what we filed so far is pretty much spot on.

Brian Russo - Broadwall Capital — Analyst

Could you give us an idea of what maybe the ongoing maintenance capital expenditures is for both the U.S. and international assets?

Bob Edgell - Mirant Corporation — EVP Region Head
The U.S. run rate I think was, we were using around 200.

Jim Iaco - Mirant Corporation — EVP, CFO
I think that is about right.

Brian Russo - Broadwall Capital — Analyst
And anything that has been allocated to the international assets that we could assume might be eliminated post sale?

Jim Iaco - Mirant Corporation — EVP, CFO
It was a de minimus number. I think we had CapEx in our — around 30 some odd million dollars — which was mostly attributable to the Caribbean.

Brian Russo - Broadwall Capital — Analyst
Okay, thank you.

Operator
[Ajay Mirchandani], JPMorgan.

Ajay Mirchandani - JPMorgan — Analyst
I got a couple of questions on your Philippines assets which are being sold off. First of all, has any decision been taken on structure of your sales, i.e. if the assets would be sold as one whole bunch or could be potentially sold as individual assets? And the second thing is if you could just briefly run through in terms of considering there has been a change in the recapitalization plans; what would be the new debt equity levels of the Philippines business?

Ed Muller - Mirant Corporation — Chairman, CEO
Bill, why don’t you do the debt equity first?

Bill Holden - Mirant Corporation — SVP, Treasurer
The new debt levels on the Philippines would be about 700 million when we complete the new bank financing. The book basis will change as we make distribution from the Philippines business. We would expect by year end it would be probably in the same range of $700 million or so after the cash distribution plan.

Ajay Mirchandani - JPMorgan — Analyst
So can I just assume that you are talking about .5.5? Would that understanding be correct?

Bill Holden - Mirant Corporation — SVP, Treasurer
Yes. That’s roughly after the cash distribution.

Ed Muller - Mirant Corporation — Chairman, CEO
And as to your question whether the assets would be sold as a whole or in parts, I tell you what I think will happen, but we are open to whatever produces the highest value. That’s why we’re doing an auction. But we would expect that the assets will be sold to one buyer. We have had many buyers expressing interest in the assets, and they have uniformly expressed interest in having all of the assets.

Ajay Mirchandani - JPMorgan — Analyst
Thank you so much.

Operator
Clark Orsky, KDP Investment Advisors.

Clark Orsky - KDP Investment Advisors — Analyst
I just had a question on what kind of your outlook is or your comfort level with debt at Mirant once you sell off the assets and whether you think given you are going to lose 40% or so to EBITDA whether you should take the debt down at Mirant Corp?

Bill Holden - Mirant Corporation — SVP, Treasurer
Let me answer it this way. I guess if you look at where we would expect the debt levels to be after completion of the asset sales. If you take a net debt to EBITDA based on the midpoint of the guidance that we’ve given for 2007 and you deduct the EBITDA contribution and the debt from the assets that are being sold, the net debt to EBITDA would be around four times, which I think we think is a reasonable place to be.

Clark Orsky - KDP Investment Advisors — Analyst
Right, but the hedged piece is much less than that, correct? I mean if you look, the adjusted EBITDA number you gave was not a hedged number, right?

Bill Holden - Mirant Corporation — SVP, Treasurer
That’s right, I am using the midpoint of the guidance.

Clark Orsky - KDP Investment Advisors — Analyst
And so you are comfortable with that given you are in a commodity cyclical business?

Bill Holden - Mirant Corporation — SVP, Treasurer
I think our hedge positions will change from time to time. But generally speaking I think four times net debt to EBITDA is not a bad place to be.

Ed Muller - Mirant Corporation — Chairman, CEO

And let me remind you that our strategy has been and will continue to be to hedge in the U.S. fleet, and we did as you will recall the elongated hedge in January. We’ve done various short-term hedges in the ordinary course, and we would expect at appropriate times to go long again.

Clark Orsky - KDP Investment Advisors — Analyst
Okay. Thanks for that.

Operator
David Silverstein, Merrill Lynch.

David Silverstein - Merrill Lynch — Analyst
Just in the event that it takes a little bit longer to close the sale of Phillipine interest, can you give us some details on the term loan, structure, pricing, amortization terms?

Bill Holden - Mirant Corporation — SVP, Treasurer
I’d rather not get into details on the pricing because that is confidential, and we are still syndicating the loan although we do have Credit Suisse. But in terms of the tenor of the debt and the amortization schedule, it is a six-year amortizing term loan and would amortize in equal amounts in each of the six years.

David Silverstein - Merrill Lynch — Analyst
So scheduled instead of a free cash flow suite?

Bill Holden - Mirant Corporation — SVP, Treasurer
Right, that’s correct.

David Silverstein - Merrill Lynch — Analyst
Bu just EBIT — straight line amortization?

Bill Holden - Mirant Corporation — SVP, Treasurer
Yes.

David Silverstein - Merrill Lynch — Analyst
Thank you.

Operator
[Nancy Doyle], [MetLife].

Nancy Doyle - MetLife — Analyst

With regard to Mirant Trinidad it is my understanding that you are required to offer your partners there in the power company the right of first refusal. Have you had any expressions of interest on that stake from those partners?

Ed Muller - Mirant Corporation — Chairman, CEO
William von Blasingame, do you want to take that?

William von Blasingame - Mirant Corporation — SVP, GM Caribbean
No, we have not.

Nancy Doyle - MetLife — Analyst
All right. Thank you.

Operator
(indiscernible)

Unidentified Speaker
I gather from your previous responses that with the asset sale proceeds you are not interested in buying back any bonds at MAGI or [Merrit] North America?

Ed Muller - Mirant Corporation — Chairman, CEO
That is not what we are contemplating.

Unidentified Speaker
So all the remaining asset sale proceeds will go to share repurchase?

Ed Muller - Mirant Corporation — Chairman, CEO
As we said, as we generate cash our plan is to return it to our shareholders.

Unidentified Speaker
Okay. Thank you very much.

Operator
[John King], AIG.

John King - AIG — Analyst
Is there any other leakage or withholding of the gross proceeds of the sales other than U.S. tax, which we’ve already discussed?

Ed Muller - Mirant Corporation — Chairman, CEO
No, there’s none.

John King - AIG — Analyst
Okay, thank you.

Operator
Mitchell Spiegel, Credit Suisse.

Mitchell Spiegel - Credit Suisse — Analyst
All my questions have been answered. Thanks.

Operator
[Al Mushanti], JPMorgan.

Al Mushanti - JPMorgan — Analyst
Just a follow-up question. Just wanted to reconfirm so post the drawdown of the cash and the recapitalization are we talking about an enterprise value of the Phillipine assets of $1.4 billion?

Bill Holden - Mirant Corporation — SVP, Treasurer
I’d rather not get into enterprise values for assets that we are planning to auction.

Al Mushanti - JPMorgan — Analyst
Okay. Thank you.

Operator
From Zimmer Lucas Partners, Devin Gagian.

Devin Gagian - Zimmer Lucas — Analyst
I just had a follow-up question. I am a little confused; I thought I heard you guys say that post the transaction you would have a net debt to EBITDA around 4.0 times.

Bill Holden - Mirant Corporation — SVP, Treasurer
Should be in the range, yes.

Devin Gagian - Zimmer Lucas — Analyst

The reason I am confused is at the end of the fiscal ‘05 you add in all the collateral for hedging and whatnot, it was a (indiscernible) of around $2.5 million of cash and cash equivalents whether it was restricted or not; just assume that everything is can be immediately liquid, even if you do 1.2 billion stock buyback, you are down to 1 billion something. And then if you sell the international assets for 2 to 3 billion you get much higher. I am just confused by your numbers.

Bill Holden - Mirant Corporation — SVP, Treasurer
The way I am calculating this is basically taking the debt on the balance sheet, subtracting the cash pro forma for the Asia refinancing and the tender offer.

Devin Gagian - Zimmer Lucas — Analyst
Makes sense.

Bill Holden - Mirant Corporation — SVP, Treasurer
And also subtracting out the debt and the EBITDA from the businesses to be sold. But then I’m not including the cash proceeds from the sale, so —

Devin Gagian - Zimmer Lucas — Analyst
Thank you so much. That explains it. Thank you very much.

Operator
(indiscernible) Stone Harbor.

Unidentified Speaker
Assuming you sell the Philippine and Caribbean and you use the cash for shareholder enhancement, that means there is basically no asset as a corporation. And how will you fund the obligation of the two puts that was structured, the preferred stock against that — I don’t remember the entity’s name —?

Bill Holden - Mirant Corporation — SVP, Treasurer
I think when we look at what we do with the proceeds from the sales we will take that into account, and that will be one of the factors that we consider in determining what is appropriate to return to shareholders.

Unidentified Speaker
Okay. With those two preferred the structure of it or if there is any terms in those, do they require you to fund them if there was no more material asset left in the Mirant Corp., or Mirant America Inc., I guess that was the entity that was called?

Bill Holden - Mirant Corporation — SVP, Treasurer
I believe the way it is set up is there is a restricted payments test in the preferreds that has to be satisfied that essentially goes to the tangible net worth of the Company. And the tangible net worth has to be — I don’t have it in front of me but I believe it is 200% of the outstanding liquidation preference of the preferreds. And then there is a schedule for the liquidation preference for the preferred that is being held by MIRMA and it was based on anticipated environmental capital expenditures at the time. So we would look at that at the time. There are provisions where cash can be set aside and that obligation can be diffused and then the restricted payment test would no longer apply.

Unidentified Speaker
What do you mean (indiscernible) if you were to escrow cash to decease that preferred obligation — okay, okay got you. Thank you.

Mary Ann Arico - Mirant Corporation — Director IR
We will take one more question.

Operator
Vladimir Jelisavcic, Longacre.

Vladimir Jelisavcic - Longacre — Analyst
Good morning, Ed. Thank you again for holding the call and being a little bit more transparent and open with shareholders. Just a couple questions. Earlier in I believe in early June there was a press release that [CSSB] was in the process of raising a $400 million loan on the Philippine assets. Is that later been upsized to the 700 million?

Ed Muller - Mirant Corporation — Chairman, CEO
First, I don’t believe there was any press release issued. There may have been a (multiple speakers) report, but having said that so that we are all on the same page, I will let Bill describe the particulars.

Bill Holden - Mirant Corporation — SVP, Treasurer
The $700 million bank loan that we envision today would represent all of the recapitalization plans that we have for the Philippines given our intent to sell the business.

Vladimir Jelisavcic - Longacre — Analyst
Okay. And then Ed you mentioned earlier on the call that your goal is after you’ve completed these shareholder value maximizing initiatives, that I believe you said that you will continue to find ways of maximizing shareholder value. Can you elaborate on what that means?

Ed Muller - Mirant Corporation — Chairman, CEO
Well, we have a business to run in the U.S., and we will do what we see in running that business produces the most value. If your question is, as I infer, if somebody is interested in paying more than we think the Company is worth would we sell it, of course we would.

Vladimir Jelisavcic - Longacre — Analyst
Okay, and what about between now and that potential event were that event to come, you envision sort of successive rounds of share buybacks as cash continues to gradually build in the business?

Ed Muller - Mirant Corporation — Chairman, CEO

What I’ve said is that as we generate cash we intend to return it. How we go about returning it and so on will have to determine the circumstances of the time at the time.

Vladimir Jelisavcic - Longacre — Analyst
Understood. Thanks a lot, Ed. Appreciate it.

Mary Ann Arico - Mirant Corporation — Director IR
Thank you all for joining us today. If you have any further questions Sarah Stashak and I will be available later today. Let me remind you that there is additional information on NOL’s and change of control in the appendix. Also a reminder that we will be announcing our second-quarter earnings on August 9th and have a conference call planned at 9 AM on that day. Thank you.

Operator
That concludes today’s conference call. Thank you for your participation, ladies and gentlemen.

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Mirant Corporation
Business Strategy Update
July 11, 2006

MIRANT

Mirant Corporation Business Strategy Update July 11, 2006

Forward-Looking Statements This presentation may contain statements, estimates or projections that constitute "forward-looking statements" as defined under U.S. federal securities laws. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Mirant's historical experience and our present expectations or projections. These risks include, but are not limited to: (i) our subsidiary's ability to close the term loan facility and our ability to cause our subsidiaries to distribute cash to use in the tender offer; (ii) our ability to sell our businesses on terms that we would be willing to accept; (iii) legislative and regulatory initiatives relating to the electric utility industry; (iv) changes in, or changes in the application of, environmental or other laws: (v) failure of our assets to perform as expected, including due to outages for unscheduled maintenance or repair; (vi) changes in market conditions or the entry of additional competition in our markets; and (vii) those factors contained in our periodic reports filed with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. The forward-looking information in this document is given as of this date only, and Mirant assumes no duty to update this information. This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Mirant's common stock. The solicitation of offers to buy shares of Mirant common stock will be made only pursuant to the offer to purchase and related materials that Mirant will send to its shareholders shortly. Shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Shareholders will be able to obtain the offer to purchase and related materials at no charge at the SEC's website at www.sec.gov or from our information agent, Innisfree M&A Incorporated. We urge shareholders to read those materials carefully when they become available prior to making any decisions with respect to the tender offer. Reconciliation to GAAP Financial Information The following presentation includes certain "non-GAAP financial measures" as defined in Regulation G under the Securities Exchange Act of 1934. A schedule is attached hereto and is posted on the Company's website at www.mirant.com (in the Investor Relations - Presentations section) that reconciles the non-GAAP financial measures included in the following presentation to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles. Safe Harbor Statement

Strategic Plan to Enhance Shareholder Value Immediate launch of modified "Dutch Auction" tender offer for up to 43 million shares of Mirant common stock for an aggregate purchase price of up to $1.25 billion Funded from available cash of $885 million and cash of $376 million to be distributed to Mirant upon completion of the $700 million term loan to be entered into by Mirant's Philippines business Commencement of auction processes for the Philippines and Caribbean businesses Plan to continue returning cash to our shareholders as we generate cash through these sales Continuing business consisting of 14,161 MW in the U.S.

Share Repurchases Immediate modified "Dutch Auction" tender offer Up to 43 million shares of Mirant common stock for an aggregate purchase price of up to $1.25 billion Holders will be given the opportunity, subject to the terms and conditions specified in the offer to purchase, to sell all or a portion of their shares at a price not less than $25.75 and not more than $29.00 per share The modified "Dutch Auction" tender offer will commence tomorrow and will expire at 5:00 p.m., New York City time, on August 21, 2006, unless extended by the company JPMorgan will serve as dealer manager

Estimated Available Cash (in millions)

Philippines Bank Financing

(in millions)

Philippines term loan	**$700**
Less repayment of existing debt	(409)
Less transaction costs	(30)
Less withholding taxes	(64)
Plus reduction of debt service reserves	37
Plus release of debt payment account	38
Plus release of blocked Sual cash	104
Available cash to be distributed to Mirant Corporation upon completion of Philippines term loan	**$376**

6

Philippines Bank Financing (in millions)

Planned Sales

Caribbean

Jamaica
Trinidad

Net 1,050 MW

Philippines

Sual
Pagbilao

Net 2,203 MW

● Power plants sized by capacity

7

Planned Sales Philippines Sual Pagbilao Pagbilao Net 2,203 MW Trinidad Jamaica Grand Bahama Trinidad Jamaica Grand Bahama Caribbean Net 1,050 MW Power plants sized by capacity Curacao Ilijan

Sale of Philippines Business Sell the Philippines business through an auction process Net ownership of 2,203 MW in the three generating facilities to be sold Sual = net 1,218 MW Pagbilao = net 735 MW Ilijan = net 250 MW In 2005, the Philippines business contributed $370 million in adjusted EBITDA Mirant has adjusted its plan to recapitalize its Philippines business Mirant plans to recapitalize its Philippines business through a $700 million term loan Term loan will be prepayable at par Credit Suisse will serve as financial advisor

Sale of Caribbean Businesses Sell the Caribbean businesses through an auction process Net ownership of 1,050 MW Controlling interests in two vertically integrated utilities 80% interest in Jamaica Public Service Company Limited 555,000 customers, 8,700 miles of T&D 55% interest in Grand Bahamas Power Company 19,000 customers, 810 miles of T&D 39% interest in the Power Generation Company of Trinidad and Tobago (PowerGen) 25.5% interest in Curacao Utilities Company In 2005, the Caribbean businesses contributed $156 million in adjusted EBITDA JPMorgan will serve as financial advisor

Mirant's Continuing Operations
14,161 MW

Wyman
Bowline
Kendall
Zeeland
Lovett
Canal
Sugar Creek
Other NY
Martha's Vineyard
Dickerson
Chalk Point
Pittsburg
Potomac River
Contra Costa
Potrero
Apex
Morgantown
West Georgia
Bosque
Shady Hills

● Power plants sized by capacity

10

Mirant's Continuing Operations Power plants sized by capacity Contributed $192 million of the $340 million total adjusted EBITDA in Q1 2006 Potrero Canal Shady Hills West Georgia Zeeland Sugar Creek Bosque Pittsburgh Apex Contra Costa Bowline Kendall Lovett Other NY Chalk Point Morgantown Dickerson Potomac River Chalk Point Morgantown Dickerson Potomac River West & Texas Mid Continent 2,445 MW West Georgia Zeeland Sugar Creek Bosque Pittsburg Apex Contra Costa Wyman Bowline Kendall Lovett Other NY Chalk Point Morgantown Dickerson Potomac River Chalk Point Morgantown Dickerson Potomac River Martha's Vineyard 14,161 MW

Accounting, Earnings and Timing Planned sales will result in these businesses being reported as "discontinued operations" beginning in the third quarter of 2006 Businesses to be sold contributed $526 million of adjusted EBITDA in 2005 In first quarter 2006, the businesses to be sold contributed $148 million of the total $340 million adjusted EBITDA for the quarter We will update our 2006 and 2007 adjusted EBITDA guidance on August 9, 2006, when we report second quarter results In the guidance we gave on May 10, 2006, the adjusted EBITDA contribution of the businesses to be sold represented approximately 45% of the midpoint for 2006 and approximately 40% of the midpoint for 2007 Expect to close on all sales by mid-2007 Sales are subject to regulatory and other approvals and consents

Net Operating Loss Carryforwards (in millions) As Reported, December 31, 2004 $2,800 Additional NOLs, Recognized in 2005 2,300 Total NOLs Pre-Utilization 5,100 NOLs Utilized for Unremitted Foreign Earnings (1,400) As Reported, December 31, 2005 $3,700 Federal NOLs L5 Election NOL = $2,600 Unlimited Utilization L6 Election NOL = $3,700 Limited Annual Utilization The $1.1 billion difference between the (l) (5) and (l) (6) treatments represents certain interest expense accrued during the three years prior to emergence from bankruptcy

Net Operating Loss Carryforwards The (l) (5) option is lost if we have an ownership change between now and January 3, 2008 (l) (5) and (l) (6) are both lost if we elect (l) (5) on or before September 15, 2007, and we have an ownership change between then and January 3, 2008 Share repurchases are counted in determining an ownership change For example, if Mirant bought back 25% of its shares, its existing owners would be deemed to have increased their ownership in the company by 25 percentage points

Summary Modified "Dutch Auction" tender offer for up to 43 million shares of Mirant common stock for an aggregate purchase price of up to $1.25 billion Commencement of auction processes for the Philippines and Caribbean businesses Plan to continue returning cash to our shareholders (while maximizing the value of our NOLs) as we generate cash through these sales Continuing business consisting of 14,161 MW in the U.S.

Q & A

Appendix

NOL Carryforwards - (l) (5) election (l)(5) NOL available at emergence - $2.6 billion Default treatment if no (l)(6) election by September 15, 2007 Interest reduction - Gross pre-emergence NOLs are reduced for certain interest expense accrued during the three years prior to emergence from bankruptcy Unlimited use Possibility of loss All pre-emergence NOLs completely lost retroactively if an ownership change occurs within 2 years of emergence (January 3, 2008) and we cannot elect (l)(6) If ownership change occurs after 2 years, annual use limitation, determined at time of change, applies to future use but no prior use is lost Example: If we default to the (l) (5) election on September 15, 2007, and an ownership change occurs between then and January 3, 2008, we lose the total NOLs of $2.6 billion

NOL Carryforwards - (l) (6) election (l)(6) NOLs available at emergence - $3.7 billion (l)(6) treatment is not automatic; Mirant must elect on or before September 15, 2007 No reduction for pre-emergence interest expense Annual use limitation based on Mirant's emergence value is approximately $300 million per year Future use may be limited/reduced but not lost if an ownership change occurs New value is the lesser of (1) existing limitation or (2) "long-term Federal tax exempt interest rate" times the equity value of the company on the date of ownership change

NOLs - Change of Ownership A Change of Ownership occurs if the percentage of Mirant stock owned by 1 or more "5% shareholders" has increased by more than 50 percentage points since emergence from bankruptcy Share repurchases are counted in determining an ownership change For example, if Mirant bought back 25% of its shares, its remaining owners would be deemed to have increased their ownership in the company by 25 percentage points Large exercise of Mirant warrants could create additional 5% shareholders Equity issuance or warrant exercise of greater than 10% of the market cap of the company at the beginning of the year creates a new 5% shareholder

Regulation G Reconciliation

Regulation G Reconciliation

MIRANT

Appendix Table 2
Adjusted Net Income and Adjusted EBITDA
Three Months Ended March 31, 2006

(in millions)

	Businesses to be Sold				
	Philippines	**Caribbean**	**Sub Total**	**United States**	**Total**
Net income (1)	$ 34	$ 12	$ 46	$ 421	$ 467
Mark-to-market gains	-	-	-	(298)	(298)
Gain on sales of assets, net	-	-	-	(40)	(40)
Bankruptcy charges	-	-	-	6	6
Impairment losses on minority owned affiliates	7	-	7	-	7
Adjusted net income	$ 41	$ 12	$ 53	$ 89	$ 142
				-	
Provision for income taxes	40	6	46	1	47
Interest, net	2	16	18	58	76
Depreciation and amortization	19	12	31	44	75
Adjusted EBITDA before cost reclassification	$ 102	$ 46	$ 148	$ 192	$ 340

21

Regulation G Reconciliation